EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-8 pertaining to the registration of six million shares of common stock for the Employee Stock Purchase Plan of First Data Corporation of our reports dated February 23, 2005, with respect to the consolidated financial statements and schedule of First Data Corporation included in its Annual Report (Form 10-K) for the year ended December 31, 2004, First Data Corporation management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of First Data Corporation, filed with the Securities and Exchange Commission.

Denver, Colorado	/s/ Ernst & Young LLP
June 6, 2005